UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

02017774

NO ACT
P.E 2-11-01
8-52938

February 21, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	3-7-02

Mr. Christopher A. Gray
Chief Financial Officer, FINOP
RCD Financial, Inc.
7135 State Road 52
Suite 206
Bayonet Point, FL 34667-6748

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Gray:

We have received your letters dated February 5 and February 11, 2002, in which you request on behalf of RCD Financial, Inc. (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on August 24, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on August 24, 2001, and because unforeseen construction and computer delays prevented you from conducting business until the final week of October 2001 you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from August 24, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh

RCD Financial, Inc.

February 11, 2002

To: Securities and Exchange Commission
David Hwa

From: RCD Financial, Inc.
7135 State Road 52, Suite 206
Bayonet Point FL 34667
CRD: 104479
SEC: 8-52938

Re: Request for waiver of 2001 Annual Audit rule 17a-5.

Mr. Hwa,

Our firm RCD Financial, Inc. was granted membership with the NASD on August 24, 2001. In the application process we elected to use a December 31 fiscal year end. We are a very small firm with the only registered personnel being myself and my father. We have two non-registered employees, my wife and my brother. We have no other employees or offices.

After our approval date in August we began upgrading our computers and installing a network system in our office to meet some of the record keeping needs of our new Broker/Dealer. In addition we also re-modeled a section of our office to provide a room to place trades to our clearing firm from and provide a secure location to keep our all of our corporate and client records.

It was our intention to be fully operational by the end of August to meet the expected approval date from the NASD. Unfortunately we experienced construction delay with our air conditioning system in our trading room which is also where our network hub and server is located. It was necessary to postpone the receipt of our new computers until the replacement of the A/C system was completed. This did not allow us to begin instillation of the new systems until roughly the third week of September. As we began setting up the new computers we encountered compatibility problems with our new operating system Windows XP and the programs we were currently using. As a result we did not complete the entire conversion and open for business until the final week of October 2001.

With an approval date so late into our fiscal year as well as these unforeseen construction and computer delays I would like to request a waiver for our 2001 annual audit, due February 28, 2002.

If you have any questions or require any further information, please feel free to contact me at 727-819-9224 or 727-534-5175.

Sincerely,

Christopher A. Gray, C.F.O.
Chief Financial Officer, FINOP

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RECEPTION OK

TX/RX NO	6148
CONNECTION TEL	
CONNECTION ID	
ST. TIME	02/20 10:02
USAGE T	00'41
PGS.	1
RESULT	OK

David

RCD Financial, Inc.

February 05, 2002

To: Securities and Exchange Commission
Tom McGowan
Assistant Secretary
Division of Market Regulation

From: RCD Financial, Inc.
7135 State Road 52, Suite 206
Bayonet Point FL 34667
CRD: 104479
SEC: 8-52938

Re: Request for waiver of 2001 Annual Audit rule 17a-5.

Mr. McGowan,

Our firm RCD Financial, Inc. was granted membership with the NASD on August 24, 2001. In the application process we elected to use a December 31 fiscal year end. We are a very small firm with the only registered personnel being myself and my father. We have two non-registered employees, my wife and my brother. We have no other employees or offices.

We did not generated any income for the firm until December 11, 2001 in the amount of 20,500.00, and that was the only income generated in 2001. With an approval date so late into our fiscal year as well as not producing any income until the final month of our fiscal year I would like to request a waiver for our 2001 annual audit, due February 28, 2002.

If you have any questions or require any further information, please feel free to contact me at 727-819-9224 or 727-534-5175.

Sincerely,

Christopher A. Gray, C.F.O.
Chief Financial Officer, FINOP

7135 State Road 52, Suite 206, Bayonet Point, FL 34667-6748
727-819-9224 (TEL) 727-861-1904 (FAX) Toll Free 1-888-799-5222
Member NASD, SIPC